November 21, 2024

Thomas K. Equels
Chief Executive Officer and Director
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala FL 34473

       Re: AIM ImmunoTech Inc.
           Registration Statement on Form S-1
           Filed November 15, 2024
           File No. 333-283269
Dear Thomas K. Equels:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Richard Feiner, Esq.